IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES DIRECTOR RETIREMENT AND APPOINTMENT OF DAVID SMITH AS CHAIR OF THE BOARD

Toronto, Ontario, September 22, 2023 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") announced today that Maryse Bélanger has retired from the Company's Board of Directors (the "Board") for personal reasons and other commitments. Immediately following Ms. Bélanger's retirement, the Board has appointed David Smith to serve as Chair of the Board.

Mr. Smith joined the Board as an independent director in February 2022, bringing nearly 40 years of financial and executive leadership experience in the mining sector. Over the last year, Mr. Smith acted as Lead Director from the period of May 2022 to April 2023 while Ms. Bélanger was acting as interim President and CEO. During this period, the Company raised nearly $1 billion in financing through the sale of non-core assets and the Côté Gold financing agreement with Sumitomo Metal Mining Co., Ltd. (refer to the press release on December 19, 2022). As an independent director, Mr. Smith will continue to hold his position of Chair of the Audit and Finance Committee in the near term.

Mr. Smith commented, "On behalf of the Board and the Company's management team, I would like to thank Maryse for her invaluable contributions to IAMGOLD. Under Maryse's leadership and commitment to excellence, the company was able to turn a page and reposition itself with a new strategy and clear roadmap for success. Maryse's attention to health and safety and ensuring that the right people were in the right positions has paid dividends as the company works toward its goal of becoming a leading mid-tier gold producer.

"I would also like to express my gratitude for the confidence and support of my fellow directors. I look forward to working closely with our CEO, Renaud, as well as the other members of the Board and management team as we work to grow IAMGOLD and unlock value for our stakeholders. A key to this is the advancement of Côté Gold to production early next year, bringing online one of Canada's largest gold mines which will be a model for modern mining in Canada for many years to come."

Ms. Bélanger commented, "Serving on the Board of IAMGOLD has been an honour and I am proud of the accomplishments the company has made during my tenure. I believe the company is at an exciting inflection point with a bright future for all our stakeholders as Côté begins production next year."

Mr. Smith is a Corporate Director who has had a career on both the finance and the supply sides of the mining business, with extensive international exposure and experience in the acquisition, sale, development, financing and operations of base and precious metal operations. Mr. Smith served six years as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America. Previous to joining Finning, Mr. Smith's career included serving as Chief Financial Officer of Ballard Power Systems, and various senior executive positions over 16 years with Placer Dome Inc. and four years with PriceWaterhouseCoopers.

Mr. Smith currently is a director of Hudbay Minerals Inc. and NorthWest Copper Corporation. Mr. Smith has extensive board experience with public mining companies, having served as chair for several audit, governance and special committees, including previously with Pretium Resources Inc., Nevsun Resources Ltd. and Dominion Diamond Corporation, where Mr. Smith served on the special committees that oversaw the execution of strategic transactions that ultimately resulted in significant value appreciation for shareholders.

Mr. Smith holds a bachelor's degree in business administration from California State University, Sacramento and has completed the Institute of Corporate Directors course, Directors Education Program.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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